EXHIBIT 99.1

For Immediate Release

Prosensa Announces Shareholder Approval of Certain Matters Relating to the BioMarin Tender Offer

Leiden, The Netherlands, January 13, 2015 (GLOBE NEWSWIRE) – Prosensa Holding N.V. (NASDAQ: RNA), the biopharmaceutical company focusing on RNA-modulating therapeutics for rare diseases with high unmet need, announced that during  an extraordinary general meeting of shareholders held today, Prosensa obtained shareholder approval for certain matters relating to the previously disclosed tender offer by BioMarin to purchase all of the outstanding shares of Prosensa.

This approval includes approval of certain transactions that are intended to be consummated after the completion of the tender offer.  Obtaining shareholders’ approval of the items submitted to a vote at the meeting satisfies a condition to the closing of the tender offer.  The approvals will become effective upon the closing.

On December 12, 2014, BioMarin Falcons B.V. and BioMarin Giants B.V., each a wholly owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., commenced the tender offer to acquire all of the outstanding ordinary shares of Prosensa for $17.75 per share upfront plus a right to receive up to an additional $4.14 per share based on regulatory approval of drisapersen in the United States and Europe, in each case, without interest and less any applicable withholding taxes.   The tender offer is set to expire at 6:00 p.m., New York City time, on January 14, 2015, unless extended or earlier terminated.  The tender offer remains subject to certain conditions described in the tender offer statement on Schedule TO filed by BioMarin Falcons B.V. and BioMarin Giants B.V. with the United States Securities and Exchange Commission (the “SEC”) on December 12, 2014 and amended on December 24, 2014, December 31, 2014 and January 6, 2015, including the condition that at least 80% of Prosensa’s outstanding shares be validly tendered and not withdrawn prior to the expiration of the offer.

Notes to editors

About Prosensa Holding N.V.

Prosensa  is a biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy (DMD), Myotonic Dystrophy and Huntington's disease.

Prosensa's current portfolio includes six compounds for the treatment of DMD, all of which have received orphan drug status in the United States and the European Union. The compounds use an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients. www.prosensa.com

About DMD

Duchenne muscular dystrophy is the most common fatal genetic disorder diagnosed in childhood, affecting approximately up to 1 in 3,500 live male births. DMD is caused by mutations in the gene that encodes for dystrophin, a protein that is important for muscle function. Patients suffer from progressive loss of muscle function, often making them wheelchair bound before the age of 12. Respiratory and cardiac muscle can also be affected by the disease. Few patients survive the age of 30. There is currently no cure for DMD.

Forward Looking Statements

SOME OF THE STATEMENTS CONTAINED IN THIS ANNOUNCEMENT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION AND THE TENDER OF AT LEAST 80% OF THE OUTSTANDING ORDINARY SHARES OF PROSENSA, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN PROSENSA’S PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTIONS OF PROSENSA’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2013, AS WELL AS THE TENDER OFFER DOCUMENTS FILED BY BIOMARIN AND THE SOLICITATION/RECOMMENDATION STATEMENT FILED BY PROSENSA.  THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS.  THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS.  IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS.  BIOMARIN AND PROSENSA DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS REPORT OR OTHERWISE.

Additional Information and Where to Find it

THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE EITHER AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY ORDINARY SHARES OF PROSENSA OR ANY OTHER SECURITIES.

BIOMARIN HAS FILED A TENDER OFFER STATEMENT ON SCHEDULE TO, INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED MATERIALS, WITH THE SEC, AND PROSENSA HAS FILED A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH THE SEC. THE OFFER TO PURCHASE PROSENSA SHARES IS ONLY BEING MADE PURSUANT TO THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED MATERIALS FILED WITH THE SEC BY BIOMARIN AS A PART OF ITS SCHEDULE TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER, INCLUDING ITS TERMS AND CONDITIONS, AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN FREE COPIES OF THESE STATEMENTS AND OTHER MATERIALS FILED WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV, OR BY DIRECTING REQUESTS FOR THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 TO PROSENSA’S INVESTOR RELATIONS DEPARTMENT, J.H. OORTWEG 21, 2333 CH LEIDEN, THE NETHERLANDS, TELEPHONE NUMBER +31 (0)71 33 22 100, OR FROM PROSENSA’S WEBSITE, IR.PROSENSA.EU, OR, FOR THE OFFER TO PURCHASE ON SCHEDULE TO AND THE OTHER RELATED MATERIALS (A PORTION OF WHICH ARE ATTACHED HERETO AS APPENDIX C), TO THE INFORMATION AGENT FOR THE TENDER OFFER, MORROW & CO., TOLL-FREE AT (800)-267-0201 OR VIA EMAIL AT PROSENSA.INFO@MORROWCO.COM.

Contact:
Prosensa Holding N.V.
Celia Economides, Senior Director IR & Corporate Communications
Phone: +1 917 941 9059
Email: c.economides@prosensa.nl